Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 5, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Re:	Global Cooling Technologies Corp. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 5, 2009
File No. 333-160366

Dear Ms. Jacobs:

Enclosed please find two copies, and two redlined copies, of Amendment No. 1 to the referenced registrant’s Registration Statement on Form S-1, submitted pursuant to the staff’s comment letter dated July 28, 2009. Also enclosed are two copies of the staff’s July 28, 2009 comment letter.

Amendment No. 1 to the Form S-1 was filed on EDGAR on August 5, 2009.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 1 to the Form S-1.

In response to the staff’s comments in its July 28, 2009 comment letter, we respectfully submit the following information on behalf of our client:

Prospectus Cover Page

1.
Please revise the cover page to state that there is no minimum number of shares that must be sold by the company for the offering to proceed and that the company will retain the proceeds from the sale of any of the offered shares. Consider deleting the seventh sentence of the first paragraph as it appears that this information is not appropriate for the cover page, or tell us why you believe this information should be highlighted for investors on the cover page.

Barbara C. Jacobs, Esq.
August 5, 2009

The Company has complied with this comment. Please see page 2 of the redlined Amendment No. 1 to Form S-1.

Risk Factors, page 5

Because our current President and Chief Executive Officer has other business interests .... page 8

2.
You state that David Rendina, the President and Chief Executive Officers, currently devotes approximately five hours per week providing management services to the company. Please expand this risk factor to disclose Mr. Rendina’s employment arrangements with other companies and any potential conflicts of interest or business opportunities that may arise from his involvement with these other companies.

The Company has complied with this comment. Please see page 8 of the redlined Amendment No. 1 to Form S-1.

We will incur ongoing costs and expenses for SEC reporting and compliance . . . . page 9

3.
It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. We note your disclosure on page 13 that you “anticipate spending an additional $500,000 on professional and administrative fees, including fees payable in connection with the filing of this registration statement, complying with reporting obligations and arranging financing for Phase I and II of [y]our development program.” Please expand this risk factor to alert investors to the substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated amount of such increased expenses.

The Company has complied with this comment. Please see page 9 of the redlined Amendment No. 1 to Form S-1.

We have yet to earn revenue and our ability to sustain our operations is dependent. . . . page 6

4.
We note that your disclosure here and elsewhere in the filing that if you fail to raise sufficient capital, the company may need to liquidate the business, and the “finances required to fully develop [y]our plan cannot be predicted with any certainty.” Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year. Also, clarify here as you do in the Management’s Discussion and Analysis that the total “expenditures over the next 12 months are expected to exceed the sum of both your cash on hand and amount to be raised in this offering,” and that you will require additional funding but have “no current plans on how to raise the funds.”

Barbara C. Jacobs, Esq.
August 5, 2009

The Company has complied with this comment. Please see page 6 of the redlined Amendment No. 1 to Form S-1.

Use of Proceeds, page 9

5.
Please state clearly the principal purposes for which the net proceeds in this offering are intended to be used in accordance with Item 504 of Regulation S-K. Also, disclose the interest rate of the loan by Mr. Rendina to pay for the offering expenses. See Instruction 4 to Item 504 of Regulation S-K.

Instruction 2 of Item 504 of Regulation S-K states, in relevant part, “Details of proposed expenditures need not be given; for example, there need be furnished only a brief outline of . . . .” In addition to providing the general purposes of (i) reimbursement to David Rendina for loans for payment of offering expenses ($14,000), (ii) general business development ($500), (iii) project development ($10,000, $15,000, $20,000 or $44,000), (iv) sales and marketing ($0 or $10,000) and (iv) administrative expenses ($500, $1,000, $16,000 or $41,000), the Company has disclosed subcategories for such general purposes. Accordingly, the Company believes that its brief outline meets the requirements of Item 504, including the requirement to disclose the “principal purposes” of its intended use of proceeds and is not revising its disclose in this regard.

The Company has complied with disclosing the interest rate of the loan by Mr. Rendina, including the other material terms of such loan. Please see page 10 of the redlined Amendment No. 1 to Form S-1.

Dilution, page 10

6.
Base on the Staff’s calculations, it appears that the net tangible book value per share would be $0.08 per share assuming 50% of the shares are sold and $0.06 per share assuming 25% of the shares. Accordingly, the dilution per share would be $0.02 and $0.04, respectively. Please provide the calculations that support the dilution per share information assuming (a) 50% of the shares are sold and (b) 25% of the shares are sold or revise your disclosures accordingly.

The Company has complied with this comment. Please see pages 11 and 12 of the redlined Amendment No. 1 to Form S-1.

Barbara C. Jacobs, Esq.
August 5, 2009

Management’s Discussion and Analysis of Financial Conditions and results of Operations, page 12

7.
You state that you believe that your “cash balance is not sufficient to fund [y]our limited levels of operations for any period of time.” We note that you estimate total expenditures to be approximately $9 million over the next 12 months, while your current cash is $7,125. Please amend your filing to provide more quantitative information regarding your financial requirements to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan, and the risks associated with a “no minimum” offering structure. See Item 303(a)(1) of regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

•	State the minimum period of time that you will be able to conduct planned operations using currently available capital resources

•
Discuss the impact on your business and any course of action you plan to take if you sell less than all of the securities being offered in this registration statement. In this regard, discuss whether you will continue to seek additional funding for the development program if you are unsuccessful in raising funds from this offering.

The Company has complied with this comment. Please see page 14 of the redlined Amendment No. 1 to Form S-1.

8.
Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company’s fiscal condition. Consider discussing the material challenges of becoming a publicly reporting company.

The Company has complied with this comment. Please see page 14 of the redlined Amendment No. to Form S-1.

Directors, Executive Officers, Promoter and Control Persons, page 19

9.
We note that the biographical information of David Rendina does not include the dates of his employment for the past five years. We also note that Mr. Rendina is the Chief Executive Officer of Refinery Science Corp., in additional to his positions as President and Director, according to the registration statement filed by Refinery Science Corp. Please revise to include all details of his employment as required by Item 401(e) of Regulation S-K.

The Company has complied with this comment. Please see page 19 of the redlined Amendment No. 1 to Form S-1.

10.	Please provide disclosure regarding the independence of your director as required by Item 407(a) of Regulation S-K.

The Company has complied with this comment. Please see page 19 of the redlined Amendment No. 1 to Form S-1.

Barbara C. Jacobs, Esq.
August 5, 2009

Executive Compensation, page 20

11.
You state that David Rendina received 10,000 shares of common stock in exchange for his services as President, Chief Executive Officer, and Chairman of the Board Of Director[s] for a term of one year beginning on July 8, 2008 pursuant to a Stock Subscription Agreement. It appears that this compensation should be disclosed in the summary compensation table in accordance with FAS 123R. See Item 402(n)(2)(v) of Regulation S-K. Please revise the disclosure, or advise us why you have not disclosed the dollar amounts in the summary compensation table. Further, it appears that the Stock Subscription Agreement has expired. Please update this disclosure and file any agreements that have been amended or any new agreement relating to Mr. Rendina’s employment.

The Company has complied with this comment. Please see page 20 of the redlined Amendment No. 1 to Form S-1.

Description of Securities, page 22

12.
You state on page 22 that as of July 12, 2009 there were 100,000 shares of common stock issued and outstanding held by one registered stockholder of record, but state elsewhere throughout in the filing that there were 10,000 shares of common stock as of July 12, 2009. Please revise.

The Company has complied with this comment. Please see page 22 of the redlined Amendment No. 1 to Form S-1.

13.
We note your disclosure on page 23 that the description of the common stock and the blank check preferred stock are “qualified in its entirety by” the provisions of the Articles of Incorporation and Bylaws. Please ensure that this section provides a materially complete description of the securities and delete the disclaimer that the text in this section is “qualified in its entirety” by reference to the company’s organizational documents.

The Company has complied with this comment.  Please see page 23 of the redlined Amendment No. 1 to Form S-1.

Item 17.  Undertakings, page 28

14.	It appears that the undertaking required by Item 512(i) of Regulation S-K relating to Rule 430A does not seem applicable. Please revise or explain.

The Company has complied with this comment.  Please see page 28 of the redlined Amendment No. 1 to Form S-1.

Barbara C. Jacobs, Esq.
August 5, 2009

Exhibit 5.1. Opinion and Consent of Counsel

15.	Please revise your legality opinion so that it references the class and amount of securities being offered for sale pursuant to your registration statement.

The Company has complied with this comment.  Please see the revised legal opinion included as Exhibit 5.1 to Amendment No. 1 to Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo